                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

          -------------------------------------------------------------

                                    FORM 11-K

               [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          -------------------------------------------------------------


                             Full title of the Plan:

                   GATX LOGISTICS, INC. CASH ACCUMULATION PLAN

         Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              GATX Logistics, Inc.

          1301 Riverplace Blvd, Suite 1200, Jacksonville, Florida 32207
                                 (904) 396-2517


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                   GATX Logistics, Inc. Cash Accumulation Plan

             Audited Financial Statements and Supplemental Schedule

                     Years ended December 31, 1999 and 1998

                                    CONTENTS

Report of Independent Auditors.............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4

Supplemental Schedule

Schedule H, Line  4i - Schedule of Assets Held for Investment
   Purposes at End of Year.................................................9


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                         Report of Independent Auditors

Employee Benefits Committee
GATX Logistics, Inc.

We have audited the accompanying statements of net assets available for benefits of the GATX Logistics, Inc. Cash Accumulation Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with auditing standards generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 25, 2000
Jacksonville, Florida



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                   GATX Logistics, Inc. Cash Accumulation Plan

                 Statements of Net Assets Available for Benefits

                                                           DECEMBER 31
                                                 ------------------------------
                                                      1999              1998
                                                 ------------      ------------

ASSETS
Investments, at fair value ............         $36,645,903         $27,135,958
Interest in Master Trust, at fair value           1,478,105           1,221,194

Contributions receivable:
   Employer's .........................              36,242                 180
   Participants' ......................                  --                 298
                                                -----------         -----------
Total receivables .....................              36,242                 478
                                                -----------         -----------
Total assets ..........................          38,160,250          28,357,630

LIABILITIES
Excess employer's contribution ........                  --               4,247
Refunds due participants ..............                  --              58,622
                                                -----------         -----------
Total liabilities .....................                  --              62,869
                                                -----------         -----------
Net assets available for benefits .....         $38,160,250         $28,294,761
                                                ===========         ===========



SEE NOTES TO FINANCIAL STATEMENTS.



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                   GATX Logistics, Inc. Cash Accumulation Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                          YEAR ENDED DECEMBER 31
                                                                      -------------------------------
                                                                           1999              1998
                                                                      ------------       ------------
ADDITIONS
Contributions by GATX Logistics, Inc. ..........................      $  1,851,202       $  1,751,511
Salary deferrals by participants ...............................         3,466,134          2,850,589
Interest and dividend income ...................................         2,517,779          1,681,116
Net investment (loss) gain from Master Trust ...................           (53,379)            30,324
                                                                      ------------       ------------
                                                                         7,781,736          6,313,540

DEDUCTIONS
Benefit Payments ...............................................        (3,200,512)        (3,171,862)
Administrative expenses ........................................          (129,596)          (123,770)
Net realized and unrealized appreciation in fair value of
  mutual funds..................................................         5,413,861          2,165,936
                                                                      ------------       ------------
Net increase ...................................................         9,865,489          5,183,844
Net assets available for benefits:
   Beginning of the year .......................................        28,294,761         23,110,917
                                                                      ------------       ------------
   End of the year .............................................      $ 38,160,250       $ 28,294,761
                                                                      ============       ============



SEE NOTES TO FINANCIAL STATEMENTS.



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

                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements

                                December 31, 1999

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value based on quoted market prices or redemption value. Participant loans are recorded at carrying value which approximates fair value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Logistics, Inc. (the Company) Cash Accumulation Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by the participants of the Plan.

The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA), and was established to afford employees an opportunity to save systematically for retirement. The Plan covers all employees of the Company who have completed one year of employment with at least 1,000 hours of service and are at least twenty-one years of age.



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





                   GATX Logistics, Inc. Cash Accumulation Plan

                    Notes to Financial Statements (continued)

NOTE B - DESCRIPTION OF THE PLAN - CONTINUED

An eligible participant may elect to have the Company deposit amounts to the Plan on his or her behalf through the execution of salary reduction agreements as provided under Section 401(k) of the Internal Revenue Code and its regulations. Participant contributions can range from 1% to 16% of a participant's compensation but cannot exceed the limit ($10,000 for the fiscal year ended December 31, 1999) on elective deferrals according to Section 402(g)(1) of the Internal Revenue Code. The Company contributes to the Plan for each participant who is an active employee as of the end of each month, an amount equal to the participant contribution made for such month up to 4% of the participant's compensation.

Effective January 1, 1999, the Plan's vesting policy was amended such that a participant shall be fully vested at all times in the account value of his employer contributions account.

Upon termination of employment, disability or death, a participant or beneficiary may elect to receive either a lump-sum equal to the value of his or her account, or equal monthly, quarterly, or semi-annual installments over a period not to exceed ten years.

Participants may elect to have their contributions invested in the Putnam Voyager Fund, Managed Income Portfolio II, Puritan Fund, Spartan US Equity Index, Equity Income, GATX Common Stock, Dreyfus New Leaders, Templeton Foreign Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, or in a combination of any of the funds in multiples of 5% in each fund selected.

Active participants may obtain loans from the Plan at any time. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

Each month each participant's contribution and the Company's matching contribution is credited to each participant's account. Non-vested amounts which were forfeited prior to January 1, 1999, are used periodically to reduce the amount of the Company's matching contribution. The balance of the forfeiture account at December 31, 1999 and 1998 was $48,371 and $182,320, respectively. Investment gains or losses (realized and unrealized) are allocated, based on previous business day's quoted market prices, to each participant's account in the proportion that each participant's account bears to the total of all account balances.



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
                   GATX Logistics, Inc. Cash Accumulation Plan

                    Notes to Financial Statements (continued)

NOTE B - DESCRIPTION OF THE PLAN - CONTINUED

The Company intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions. Should the Plan terminate at some future date, its net assets will be available to provide participants their distributions in proportion to their allocable share of the Plan assets at the date of such termination.

NOTE C - INVESTMENTS

The Plan held the following individual investments representing 5% or more of Plan net assets at year-end:

                                                              DECEMBER 31
                                                  -----------------------------
                                                      1999             1998
                                                  -------------     -----------
At fair value, based on quoted market prices:
   Putnam Voyager Fund ......................      $17,514,082      $11,522,839
   Managed Income Portfolio II ..............        7,844,968        6,918,689
   Puritan Fund .............................        2,375,052        2,301,210
   Spartan US Equity Index ..................        4,368,757        3,247,951
At fair value, as estimated:
   Participant loans ........................        1,918,920        1,548,746

NOTE D - MASTER TRUST

The Plan includes an interest in the GATX Corporation Common Stock Fund which is part of a Master Trust which includes the assets of three GATX Corporation (the Parent) benefit plans: the Plan; the GATX Corporation Hourly Employees Retirement Savings Plan; and the GATX Corporation Salaried Employees Retirement Savings Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 1999 and 1998.



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

                   GATX Logistics, Inc. Cash Accumulation Plan

                    Notes to Financial Statements (continued)

NOTE D - MASTER TRUST - CONTINUED

A summary of the net assets and the changes in net assets of the Master Trust follows:

                                                                        DECEMBER 31
                                                              -----------------------------
                                                                 1999              1998
                                                              ----------        -----------
ASSETS
Cash equivalents ......................................      $    689,175       $    555,399
GATX Corporation common stock .........................        61,903,729         64,867,604

RECEIVABLES
Other receivables .....................................             3,075            227,974
                                                            -------------       ------------
NET ASSETS ............................................      $ 62,595,979       $ 65,650,977
                                                            =============       ============

                                                                 YEAR ENDED DECEMBER 31
                                                             -----------------------------
                                                                 1999              1998
                                                             ----------        -----------
ADDITIONS
Contributions .........................................      $  4,389,909       $  4,283,297
Interfund transfers ...................................           (17,590)         2,700,958
Loan repayments .......................................           477,574            380,641
Interest and dividend income ..........................         1,960,191          1,670,167
                                                                6,810,084          9,035,063
DEDUCTIONS
Benefit payments ......................................        (3,180,734)        (2,868,899)
Net realized and unrealized appreciation (depreciation)
  in fair value of investments.........................        (6,684,348)         2,788,325
Net assets at beginning of year .......................        65,650,977         56,696,488
                                                            -------------       ------------
Net assets at end of year .............................      $ 62,595,979       $ 65,650,977
                                                            =============       ============




The Plan held a 2.4% and 1.9% interest in the Master Trust as of December 31, 1999 and 1998, respectively. The respective ownership interest of each plan is determined using a cost valuation method.



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                   GATX Logistics, Inc. Cash Accumulation Plan

                    Notes to Financial Statements (continued)


NOTE E - FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 2, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Accordingly, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE F - SUBSEQUENT EVENT

The Company represents a subsidiary of GATX Corporation as of December 31, 1999. On May 31, 2000, a third party acquired a controlling interest in the Company, while GATX Corporation retained a 19% interest.

The Company does not expect to continue to offer GATX Common Stock to participants as a fund for contribution investment. Any participants who currently invest in this fund will have until December 31, 2000 to transfer their balance to another fund or it will be automatically transferred by the plan.



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



                                                                EIN 59-2042072
                                                                     Plan #001

                   GATX Logistics, Inc. Cash Accumulation Plan

                Schedule H, Line 4i - Schedule of Assets Held for

                       Investment Purposes at End of Year

                                December 31, 1999

   (A)                              (B)                                                 (C)                 (E)
                                                                                    DESCRIPTION OF        CURRENT
            IDENTITY OF ISSUER                                                       INVESTMENT            VALUE
            ------------------                                                       ----------            -----
         Fidelity Management Trust Company:
            Putnam Voyager Fund                                                          565,700        $17,514,082
            Managed Income Portfolio II                                                7,844,968          7,844,968
            Puritan Fund                                                                 124,806          2,375,052
            Spartan US Equity Index                                                       83,869          4,368,757
            Equity Income                                                                 23,297          1,245,903
            Dreyfus New Leaders                                                            8,452            428,262
            Templeton Foreign Fund                                                        42,950            481,897
            Fidelity Freedom Income Fund                                                   1,509             17,099
            Fidelity Freedom 2000                                                          1,480             19,220
            Fidelity Freedom 2010                                                          5,821             86,554
            Fidelity Freedom 2020                                                         10,478            171,620
            Fidelity Freedom 2030                                                         10,283            173,569
         Participant Loans - 8.0% per annum                                                               1,918,920
                                                                                                        -----------
                                                                                                        $36,645,903
                                                                                                        ===========



Note: Column (d) is not presented as all investments are participant directed.


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




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized


                                                  GATX LOGISTICS, INC. CASH
                                                          ACCUMULATION PLAN

                                                  (Name of Plan)

                                       By: /s/ Ronald E. Peterca
                                       ---------------------------------------
                                       Ronald E. Peterca
                                       Plan Administrator

Dated: June 26, 2000



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